Mail Stop 4561

August 10, 2009

Brian H. Hajost, CEO
STEELCLOUD, Inc.
13962 Park Center Rd.
Herndon, VA 20171

> **Re: STEELCLOUD, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 23, 2009**
> **File No. 333-158703**

Dear Mr. Hajost:

We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Business

BlackBerry®Enterprise Server Solution (SteelWorks® Mobile), page 14

1. We note that in a press release attached as Exhibit 99.1 to a Form 8-K filed on July 16, 2009, announcing the sale of your computer integration business to NCS, you also disclose that you entered into a contract with Dell to manufacture, deliver, and support future versions of SteelWorks® Mobile on a worldwide basis. Please provide your analysis as to whether or not this contract should be filed as a material contract upon which your business is substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Market for Registrant's Common Equity, Related Stockholder Matters

NASDAQ, page 19

2. We note your disclosure that on July 15, 2009 you requested a hearing to appeal the determination of NASDAQ to suspend trading of your common stock. In a Form 8-K filed on August 5, 2009, you further disclose that you received notification on August 4, 2009 that NASDAQ received your appeal, and that the delisting action has been stayed pending final written decision by the Panel after a hearing scheduled for

September 3, 2009, at which you must demonstrate your ability to regain and sustain compliance with the NASDAQ listing requirements. Please update the disclosure in your prospectus as appropriate. Also, if there are any actions that you anticipate must be made as part of meeting NASDAQ listing requirements, such as a reverse stock split, please discuss such actions, any authorization required, and the impact of any such actions on existing shareholders. If there is a specific risk presented, please also include appropriate risk factor disclosure.

Directors and Executive Officers

Independence of Directors, page 31

3. You identify Jay M. Kaplowitz, securities counsel, as an independent director. Please provide us your analysis as to whether Mr. Kaplowitz qualifies as an independent director under NASDAQ Marketplace Rule 5605(a)(2).

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Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3456. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if your thereafter have any other questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (212) 980-5192
        Jay Kaplowitz, Esq.
        Gersten Savage LLP